FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 12, 2007

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES 10% INCREASE IN REVENUES AND

40% INCREASE IN OPERATING PROFIT FOR 2006

---------------

2006 EBITDA1 rose 13% and Free Cash Flow2 increased 29% to $200 million;

Strengthened market leadership with 201,000 new subscribers reaching 2.884 million at year end

Netanya, Israel - March 12, 2007 - Cellcom Israel Ltd. (NYSE: CEL) ("Cellcom", the "Company"), the leading Israeli cellular Company, announced today its financial results for the fourth quarter and full year ended December 31, 2006.

Fourth quarter and full year 2006 highlights:
▪
Revenues for the full year 2006 were NIS 5.62 billion ($1.33 billion); EBITDA totaled NIS 1.864 billion ($441 million), representing 33.2% of revenues; net income totaled NIS 517 million ($122 million), or NIS 5.30 per share ($1.25 per share)

▪	Annual content and value-added services (excluding SMS) revenues rose 55%.
▪	The Company added 201,000 new subscribers throughout 2006, 56,000 of which in the fourth quarter (additional 80,000 are attributed to the change in subscriber counting method3)
▪
Revenues for the fourth quarter of 2006 totaled NIS 1.43 billion ($339 million), a 13% increase from the fourth quarter 2005; EBITDA for the quarter totaled NIS 435 million ($103 million), a 35% increase from the fourth quarter 2005; Net income for the quarter totaled NIS 127 million ($30 million), or NIS 1.30 per share ($0.31 per share), a 95% increase from the fourth quarter 2005

1 EBITDA is a non-GAAP measure and is defined as income before financial income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. See the reconciliation note at the end of the Press Release.

2 Free cash flow is a non-GAAP measure and is defined as the difference between the net cash provided by operating activities and the net cash used in investing activities. See the reconciliation note at the end of the Press Release.

3 Starting from the beginning of the third quarter the Company adopted a different method for counting subscribers, which, to the best of its knowledge, is the accepted method by other cellular operators in Israel. Under this method subscribers are deducted from the subscriber base after six months of no revenue generation or activity on Cellcom's network. Previously, subscribers were deducted from the subscriber base after three months. As a result of this change, subscribers that were not counted under the previous stricter method, are now included in the subscriber base

Commenting on the results, Amos Shapira, Chief Executive Officer said, "Cellcom’s strong performance in 2006 followed the combined effort of all our employees and managers. It also follows the improvements implemented in all areas of service, technology, marketing and sales as well as the ongoing efficiency measures."

"During the year we invested substantial management and financial resources to improve our service and customer satisfaction. This can be seen in our increased market share both in terms of number of subscribers and revenues. Looking ahead, we expect to continue to generate growth through our improved customer service, strong unique brand, expanding third generation (3G) subscriber base".

Mr. Shapira added, "During the second half of 2006, Cellcom introduced a wide variety of 3.5 Generation HSDPA based content and services. We expect these to serve as growth drivers in the quarters to come. Cellcom’s HSDPA 3.5G network is the most advanced of its kind in Israel and will enable us to offer a wide variety of services, including a fast, unique web surfing experience, and the ability to support the functionality available in the latest generation of mobile handsets and end-user equipment. Only six months since the launch, our HSDPA network already covers most of Israel's populated territory. At the beginning of the third quarter we also launched our new landline services and believe that this too will serve as a growth driver in years to come".

Mr. Shapira concluded, "We are proud of our results and would like to thank our customers, employees and shareholders for making our success possible. We are committed to continue our efforts in 2007 and expect to deliver strong results".

Tal Raz, Chief Financial Officer commented: "This year we presented a substantial increase in our profitability, despite a steady erosion in revenues per minute, following the reduction in interconnect rates and the increased competition. The increase is primarily due to a 15% increase in total minutes of airtime, growth in our subscriber base, increase in revenues from content services and ongoing efficiency measures. During the year the price erosion totaled 6% while ARPU increased 1%, MOU increased by 7% and revenues from content services increased by over 50%.

Mr. Raz added that “Among the most prominent achievements for us for the year is the 29% increase in free cash flow, which resulted from the substantial increase in revenues and improved cost management, following the efficiency measures we undertook. During the year we downsized manpower by over 6%, which included an over 18% reduction in manpower of non customer-facing positions. Portion of this saving was allocated to service oriented areas.

Mr. Raz concluded, "The complex financial transactions undertaken throughout 2006, including the debentures issue and registration to trade on the Tel Aviv Stock Exchange, the international syndicated credit facility led by Citibank, and our recent successful initial public offering on the New York Stock Exchange, further attests to the strong confidence of the international and domestic capital market communities in Cellcom's financial stability and strength."

Commenting on the results Mr. Ami Erel, Cellcom's Chairman concluded "I would like to thank our shareholders for their confidence and trust, to extend my gratitude to our loyal customers who appreciate the rich communications experience we provide, to thank all our dedicated employees for their commitment and for making Cellcom what it is today."

Conference Call Details

The Company will be hosting a conference call today, March 12, 2007 at 09:00am EST, 03:00pm Israel time, and 01:00pm UK time. On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers below. Please begin placing your calls at least 5 minutes before the start of the conference call. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0610
International Dial-in Number: +972 3 918 0610
For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Cellcom’s website at: www.cellcom.co.il/Cultures/en-US/InvestorRelations. In addition, there will be a telephone replay available for two days following the call. The replay numbers are: 1 888 326 9310 (US); 0 800 917 4256 (UK) and +972 3 925 5901 (International).

Main Performance Indicators:
	2006	2005	% Change	Q4 2006	Q4 2005	% Change
EBITDA (m. NIS)	1,864	1,643	13.5%	435	323	34.7%
EBITDA (m. US$)	$441	$389	13.5%	$103	$76	34.7%
EBITDA, as percent of Revenues	33.2%	32.1%	3.4%	30.4%	25.4%	19.7%
Net Income (m. NIS)	517	483	7.0%	127	65	95.4%
Net Income (m. US$)	$122	$114	7.0%	$30	$15	95.4%
Net Income, as percent of Revenues	9.2%	9.4%	-2.6%	8.9%	5.1%	73.4%
Subscribers end period (in thousands)	2,884	2,603	10.8%	2,884	2,603	10.8%
Churn Rate (in %)	16.8%	15.0%	12.0%	3.9%	4.2%	-7.1%
Average Monthly Minutes of Use (MOU in minutes)	338	321	5.3%	344	309	11.3%
Average Monthly Revenue Per User (ARPU, in NIS)	151	151	0.2%	147	143	2.8%
Average Monthly Revenue Per User (ARPU, in US$)	$35.7	$35.7	0.2%	$34.8	$33.8	2.8%
Parameters Excluding Change in Subscriber
Average Monthly MOU (in minutes)	343	321	6.9%	355	309	14.9%
Monthly ARPU (in NIS)	153	151	1.3%	152	143	6.3%
Monthly ARPU (in US$)	$36.2	$35.7	1.3%	$36.0	$33.8	6.3%

Development of Interconnection Rates:

	March 1, 2006	March 1, 2005	January 2005
Interconnection Rates (Agurot[1] per minute)	29.6	32.0	45.0
In addition the SMS interconnection rates declined by 49% in March 2006

Main Financial Highlights: (million US$, convenience translation)
	2006	% of Revenues	2005	% of Revenues	% Change
Revenues from Sales and Services	1,330.6	100.0%	1,210.4	100.0%	9.9%
Cost of Sales and Services	787.2	59.2%	741.5	61.3%	6.2%
Gross Profit	543.4	40.8%	468.9	38.7%	15.9%
Operating Expenses - Sales, Marketing, General and Administration	311.2	23.4%	302.7	25.0%	2.8%
Operating Profit	232.2	17.4%	166.2	13.7%	39.7%
Finance Income (Expenses), net and Other Income (Expenses), net	-37.9	-2.8%	3.0	0.3%
Income before Tax on Income	194.3	14.6%	169.2	14.0%	14.8%
Taxes on Income	71.9	5.4%	54.9	4.5%	31.0%
Net Income	122.4	9.2%	114.3	9.4%	7.0%
Free Cash Flow[3]	199.8	15.0%	154.6	12.8%	29.2%

4 1 NIS represents 100 Agurot.

	Q4 2006	% of Revenues	Q4 2005	% of Revenues	% Change
Revenues from Sales and Services	338.7	100.0%	300.6	100.0%	12.7%
Cost of Sales and Services	202.6	59.8%	205.7	68.4%	-1.5%
Gross Profit	136.1	40.2%	94.9	31.6%	43.4%
Operating Expenses - Sales, Marketing, General and Administration	84.3	24.9%	74.3	24.8%	13.4%
Operating Profit	51.8	15.3%	20.6	6.8%	151.7%
Finance Income (Expenses), net and Other Income (Expenses), net	-7.3	-2.2%	2.4	0.8%
Income before Tax on Income	44.5	13.1%	23.0	7.6%	93.8%
Taxes on Income	14.4	4.2%	7.6	2.5%	90.6%
Net Income	30.1	8.9%	15.4	5.1%	95.4%
Free Cash Flow[5]	68.2	20.1%	23.2	7.7%	193.9%

Financial Review for the Fourth Quarter and Full Year 2006

Revenues for the full year ended December 31, 2006 totaled NIS 5.62 billion ($1.33 billion), a 9.9% increase from NIS 5.11 billion ($1.21 billion) in 2005. Revenues for the fourth quarter of 2006 totaled NIS 1.43 billion ($339 million), an increase of 12.7% from NIS 1.27 billion ($301 million) in the fourth quarter last year. The increase in revenues is a result of the Company's focused marketing efforts which contributed to a 15% increase in incoming and outgoing airtime, the substantial increase in new subscribers and the 5.3% increase in average monthly minutes of use (MOU) which rose from 321 minutes in 2005 to 338 minutes in 2006. The annual revenue growth was also aided by a 55% increase in revenues from content and value added services (excluding SMS), primarily due to the launch of content services based on the advanced, newly launched, HSDPA 3.5 network, and by a substantial increase in roaming services, and was partially offset by a decline in interconnection rates following the decision by the Israeli Ministry of Communications.

Gross Profit as a percent of revenues for the full year reached 40.8%, a substantial increase from 38.7% in 2005. This increase was generated despite the additional investment in customer retention programs. Gross Profit for the year totaled NIS 2.30 billion ($543 million), a 16% increase compared to NIS 1.98 billion ($469 million) in 2005. The increase in gross profit primarily follows the substantial increase in revenues, partially offset by the increase in handset costs resulting from the sale of advanced, high end and more expensive handsets requiring higher subsidies. Gross profit for the

5 Free Cash Flow represents Cash Flows from Operating Activities net of Cash Flows from Investing Activities. See reconciliation note at the end of the Press Release.

fourth quarter totaled NIS 575 million ($136 million), a 43% increase from NIS 401 million ($95 million) in the fourth quarter last year.

Selling, Marketing, General and Administration Expenses ("SG&A expenses") for the full year 2006 totaled NIS 1.32 billion ($311 million), or 23.4% or revenues, compared to NIS 1.28 billion ($303 million), or 25.0% of revenues, in 2005, a 2.8% increase. The rise in SG&A expenses is a result of the increased marketing activities and the ongoing investment in customer services; this was offset by a decline in the advertising budget as well as various efficiency measures implemented, including downsizing the non customer-facing positions. SG&A expenses for the fourth quarter totaled NIS 356 million ($84 million), or 24.9% of revenues, compared to NIS 314 million ($74 million) in the fourth quarter of 2005, or 24.7% of revenues, a 13.4% increase.

EBITDA for the full year 2006 totaled NIS 1.86 billion ($441 million), a 13.5% increase compared to NIS 1.64 billion ($389 million) in 2005. EBITDA margins for the full year were 33.2%, up 110 basis points from 32.1% in 2005. The strong increase in EBITDA primarily follows the increased revenues and ongoing efficiency measures implemented by the Company. These were partially offset by ongoing subscriber retention programs and increased handset subsidies. EBITDA for the fourth quarter of 2006 totaled NIS 435 million ($103 million), compared to NIS 323 million ($76 million) in the fourth quarter last year.

Depreciation and Amortization expenses totaled NIS 883 million ($209 million) for the full year 2006, a 6% decrease compared to NIS 941 million ($223 million) in 2005. The decrease follows the discontinued depreciation of certain older assets. These expenses include the depreciation on the Company's four communications networks - TDMA, GSM, UMTS\HSDPA and the Fiber-Optic network.

Operating profit for the year totaled NIS 981 million ($232 million), a 40% increase from NIS 702 million ($166 million) in 2005. The increase in operating profit stems mainly from the increase in revenues, partially offset by increased subsidies on handsets. Operating profit for the fourth quarter of 2006 totaled NIS 219 million ($52 million), a 152% increase from NIS 87 million ($21 million) in the fourth quarter last year.

Finance Expenses, net for the year totaled NIS 155 million ($37 million), compared to a NIS 24 million ($6 million) finance income in 2005. The increase in finance expenses resulted primarily from debt raised towards the end of 2005, and during the first six months of 2006. The debt was raised both through the issue of debentures in Israel and through an international syndicated credit facility

(see below). Total annual interest expense on the debentures and credit facility totaled NIS 179 million ($42 million). Net finance expense for the fourth quarter of 2006 totaled NIS 27 million ($6 million), compared to a net finance income of NIS 11 million ($3 million) in the fourth quarter last year.

Taxes on income for the year totaled NIS 304 million ($72 million), a 31% increase compared to NIS 232 million ($55 million) in 2005. The increase primarily results from higher pretax profits, and an additional NIS 55.5 million ($13 million) tax provision recorded in the second half of 2006. This additional provision follows an Israeli Supreme Court ruling on November 20, 2006 and is the estimated additional tax expense relating to the possibility that part of the finance expense accumulated in 2006 on debt raised which might be attributed by the Israeli tax authorities to the financing of dividends distributed during the period, will not be recognized as an expense for tax purposes. While the Company believes it has good reasons for justifying the recognition of these expenses, or part of them, for tax purposes, the level of certainty required in order to recognize these expenses doesn’t exists as of the date of the Company's annual report, thus the Company has recorded the aforementioned provision.

Net Income for the year was up 7% reaching NIS 517 million ($122 million), or NIS 5.30 per share ($1.25 per share), from NIS 483 million ($114 million), or NIS 4.95 per share ($1.17 per share), for the full year 2005. This increase is despite the increased finance expense and the tax provision following the November court ruling. Net Income for the quarter was up 95% reaching NIS 127 million ($30 million), or NIS 1.30 per share ($0.31 per share), from NIS 65 million ($15 million), or NIS 0.67 per share ($0.16 per share), for the fourth quarter 2005.

Operating Review
New Subscribers - at the end of the 2006 the Company had 2.884 million subscribers. During 2006 the Company added 201,000 net subscribers (in addition to the 80,000 subscribers added in the third quarter as a result of the change in subscriber counting method), a healthy increase from the 153,000 subscribers added during 2005. In the fourth quarter 2006 the Company added 56,000 net subscribers compared to 32,000 added in the fourth quarter 2005. Cellcom continues to focus on subscriber retention and in attracting high quality subscribers, among other things, by increasing and reallocating resources to improve customer service.

In the third quarter 2006 the Company adopted a new method for counting its subscriber base. Under this new method the Company deducts subscribers from its subscriber base after six months of no revenue generation or activity on its network. Previously, subscribers were deducted from the subscriber base after three months. As a result of this change, Cellcom's subscriber base increased by 80,000 subscribers. The Company believes that the new method is preferable as many subscribers who have not been active for three months, became active again before the end of six months. In addition, and to the best of the Company's knowledge, the new method is in line with general industry practice in Israel.

Average subscriber Minutes of Use ("MOU") in 2006 totaled 338 minutes, a 5.3% increase compared to 321 minutes in 2005. Under the previous subscriber counting method the average MOU would have increased 6.9% to 343 minutes.

The 2006 monthly Average Revenue per User (ARPU) totaled $35.7, similar to 2005. Under the previous subscriber counting method, ARPU would have increased 1.3% reaching $36.2.

Financing and Investment Review

Cash Flow
Free cash flow (being cash flows from operating activities of NIS 1,477 million ($349 million) net of cash flows used in investing activities of NIS 633 million ($150 million) and not reflecting cash flows from financing activities) for the year 2006 totaled NIS 844 million ($200 million), a 29% increase from the NIS 653 million ($155 million) generated in 2005. The Company continues to generate, on an ongoing basis, free cash flow at a substantial level, further attesting to the Company's strong financial position. Free cash flow for the fourth quarter of 2006 totaled NIS 288 million ($68 million), a 194% increase from NIS 98 million ($23 million) in the fourth quarter last year.

Dividend Policy
Cellcom currently expects to declare a dividend of NIS 1.4 (approximately $0.33) per share for the first quarter of 2007. This dividend will be funded through a combination of net income and retained earnings. Dividend payments must first be approved, and declared, by the Company's Board of Directors and are subject to the Company's business performance

Shareholders' Equity
Shareholders' Equity as of 31 December 2006, primarily consisting of retained earnings, totaled NIS 307 million ($73 million). This follows the NIS 3.83 billion ($907 million) of dividends distributed during the first nine months of 2006.

Debentures Issue
In December 2005 and January 2006 Cellcom issued two series of debentures with an average maturity of 4 and 7.4 years, at an annual interest rate of 5% and 5.3%, respectively, as part of a private placement for a total consideration of NIS 1.75 billion ($415 million). The debentures were registered for trading on the Tel Aviv Stock Exchange on March 6, 2006. The debentures were rated AA- by Ma'alot - the Israel Securities Rating Company, and are not secured with any guarantees. In addition, in the second quarter of 2006, the Company raised a total of approximately NIS 250 million ($59 million) through an additional issue of debentures, as part of a further expansion of the outstanding debenture series, which were also registered for trading on the Tel Aviv Stock Exchange.

Credit Facility with the International Bank Syndicate
In March 2006, Cellcom entered into an unsecured syndicated credit facility agreement with a number of Israeli and international banks arranged by Citibank N.A. and Citibank International plc, which provides for a term loan of $280 million and a revolving credit facility of up to $70 million. On April 2006, we converted part of the outstanding dollar loan into a NIS loan.

Investment in Fixed Assets
In 2006 the Company invested NIS 521 million ($123 million) in fixed assets, compared to NIS 722 million ($171 million) in 2005. Investment in fixed assets in the fourth quarter totaled NIS 208 million ($49 million) compared to NIS 385 million ($91 million) in the fourth quarter last year.

License for the Provision of Landline Telephone Communication Services
On April 2006, Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom, was granted a non-exclusive special general license for the provision of landline telephone communication services in Israel. The partnership began providing landline telephone services in July 2006 and is offering landline telephone services to selected businesses.

Commenting on the Finance and Investment review Tal Raz, Chief Financial Officer added "The steady improvement in all our operating and financial performance metrics, as well as the reduction in our fixed asset investments, directly contributed to the Company's cash generation and ability to meet the dividend distribution policy announced at the beginning of 2006"

In February 2007, after the balance sheet date, the Company completed an Initial Public Offering (IPO) and listing on the New York Stock Exchange of its ordinary shares under the ticker symbol CEL. As a result of the IPO the Company became a public company. As part of this offering, Discount Investment Corporation and Goldman Sachs International sold 20,000,000 shares of the Company.

The shareholders immediately after the IPO are as follows: Discount Investment Corporation Ltd. - directly and indirectly (approximately 59%), Bank Leumi Group (5%), Goldman Sachs International (4%), Migdal Insurance Group (4%), First International Bank Group (2%), additional shareholders (5.5%), and the public in the US (approximately 20.5%).

Annual report for 2006
Cellcom will be filing its annual report for the year ended December 31, 2006 (on form 20-F) with the US Securities and Exchange Commission today, March 12, 2007. The annual report will be available for download on the Company's website at http://www.cellcom.co.il/Cultures/en-US/InvestorRelations. Cellcom will furnish to any shareholder who requests, without charge, a hard copy of the audited financial statements. Such requests may be sent through the Company's website or by sending a mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

The Company presents its financial statement using Israeli General Accepted Accounting Principles. The figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 4.225 = US$1.

About Cellcom
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom provides its 2.884 million subscribers (as at December 2006) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired etc. In April 2006 Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. For additional information please visit the Company's website http://www.cellcom.co.il/Cultures/en-US/InvestorRelations.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1969). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including: changes to the terms of our license, new legislation or decisions by our regulators affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our most recent Annual Report for the year ended December 31, 2006.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Balance Sheets

All amounts are in millions except for share and per share data
			Convenience
			translation
			into
			U.S. dollar

	December 31	December 31	December 31
	2005	2006	2006

	NIS	NIS	US$

Current assets
Cash and cash equivalents	1,772	56	13
Trade receivables, net	1,237	1,242	294
Other receivables	224	123	29
Inventory	118	131	31

	3,351	1,552	367

Long-term receivables	433	526	125

Property, plant and equipment, net	2,739	2,390	566

Other assets, net	493	458	108

Total assets	7,016	4,926	1,166

Current liabilities
Short-term bank credit	320	-	-
Trade payables	944	819	194
Other current liabilities	178	496	117

	1,442	1,315	311

Long-term liabilities
Long-term loans from banks	31	1,208	286
Debentures	1,752	1,989	471
Deferred taxes	140	105	25
Other long-term liabilities	2	2	-

	1,925	3,304	782

Commitments and contingent liabilities

Shareholders’ equity
Share capital:
Ordinary shares of NIS 0.1 and NIS 0.01 par value as of December 31, 2005 and 2006, respectively: Authorized - 10,000,000 and 300,000,000 shares at December 31, 2005 and 2006, respectively; issued and outstanding 114,000 and 97,500,000 shares at December 31, 2005 and 2006, respectively	-	1	-
Capital surplus	5	(24)	(5)
Retained earnings	3,644	330	78

Total shareholders’ equity	3,649	307	73

Total liabilities and shareholders’ equity	7,016	4,926	1,166

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Income Statements

All amounts are in millions except for share and per share data
				Convenience translation into U.S. dollar

	Year ended December 31			Year ended
				December 31
	2004	2005	2006	2006

	NIS			US$

Revenues	5,600	5,114	5,622	1,330

Cost of revenues	3,302	3,133	3,326	787

Gross profit	2,298	1,981	2,296	543

Selling and marketing expenses	661	623	656	155

General and administrative expenses	684	656	659	156

Operating income	953	702	981	232

Financial income (expenses), net	(45)	24	(155)	(37)

Other income (expenses), net	1	(11)	(5)	(1)

Income before income tax	909	715	821	194

Income tax	292	232	304	72

Net income	617	483	517	122

Earnings per share

Basic and diluted earnings per share in NIS	6.33	4.95	5.30	1.25

Weighted-average number of shares used in the
calculation of basic and diluted earnings per share
(in thousands)	97,500	97,500	97,500	97,500

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Income Statements

All amounts are in millions
	Three-month period ended

	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006

	NIS

Revenues	1,270	1,339	1,385	1,467	1,431

Cost of revenues	869	809	808	853	856

Gross profit	401	530	577	614	575

Selling and marketing expenses	169	153	152	168	183

General and administrative expenses	145	159	162	165	173

Operating income	87	218	263	281	219

Financial income (expenses), net	11	(20)	(55)	(53)	(27)

Other income (expenses), net	(1)	(4)	1	2	(4)

Income before income tax	97	194	209	230	188

Income tax	32	62	71	110	61

Net income	65	132	138	120	127

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

All amounts are in millions

				Convenience translation into U.S. dollar

	Year ended December 31			Year ended
				December 31
	2004	2005	2006	2006

	NIS			US$

Cash flows from operating activities:
Net income	617	483	517	122
Addition required to present cash flows from
operating activities (a)	854	789	960	227
Net cash provided by operating activities	1,471	1,272	1,477	349

Cash flows from investing activities:
Addition to property, plant and equipment	(725)	(576)	(625)	(148)
Proceeds from sales of property, plant and equipment	7	12	15	3
Investment in other assets	(134)	(55)	(23)	(5)
Net cash used in investing activities	(852)	(619)	(633)	(150)

Cash flows from financing activities:
Repayments under short-term bank credit facility	(9,269)	(4,953)	(1,222)	(289)
Borrowings under short-term bank credit facility	9,328	4,894	1,222	289
Borrowings of long-term loans from banks	-	-	2,155	510
Payment of long-term loans from banks	(1,127)	(533)	(1,175)	(278)
Proceeds from issuance of debentures, net of issuance costs	-	1,706	290	69
Paid dividend	-	-	(3,830)	(906)
Net cash provided by (used in) financing activities	(1,068)	1,114	(2,560)	(605)

Increase (decrease) in cash and cash equivalents	(449)	1,767	(1,716)	(406)

Balance of cash and cash equivalents at beginning of the period	454	5	1,772	419

Balance of cash and cash equivalents at end of the period	5	1,772	56	13

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont’d)

All amounts are in millions
				Convenience
				translation
				into
				U.S. dollar

	Year ended December 31			Year ended
				December 31
	2004	2005	2006	2006

	NIS			US$

(a) Adjustments required to present cash flows from operating activities
Income and expenses not involving cash flows
Depreciation and amortization	961	941	883	209
Deferred taxes	(9)	(6)	(30)	(7)
Exchange and linkage differences on long-term liabilities	6	-	(109)	(26)
Capital losses (gains)	(1)	2	5	1
Change in liability for employee severance pay	(7)	-	-	-
Provision for decline in value of land - held for sale	-	4	-	-
	950	941	749	177
Changes in assets and liabilities
Increase in trade receivables (including long-term amounts)	(234)	(37)	(75)	(18)
Decrease (increase) in other receivables
(including long- term amounts)	133	(60)	22	5
Decrease (increase) in inventories	15	(19)	(13)	(3)
Increase (decrease) in trade payables (including long-term amounts)	74	(15)	4	1
Increase (decrease) in other payables and credits
(including long-term amounts)	(84)	(21)	273	65
	(96)	(152)	211	50
	854	789	960	227
(b) Non-cash activities
Acquisition of property, plant and equipment and other assets on credit	165	314	197	47
Receivables in respect of issuance of debentures	-	46	-	-
Supplemental information:
Income taxes paid	277	275	267	63
Interest paid	109	51	124	29

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

All amounts are in millions

This press release presents our EBITDA and Free Cash Flow for the quarter and year ended December 31, 2006. EBITDA and Free Cash Flow are financial measures not prepared in accordance with Israeli GAAP. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with Israeli GAAP. We present below a reconciliation of each of these measures to the most comparable financial measure or measures calculated in accordance with Israeli GAAP.

EBITDA

The following is a reconciliation of net income to EBITDA:

	Year Ended December 31		Three Months Ended December 31
	2005	2006	2005	2006
	(In NIS millions)
Net income	483	517	65	127
Financial expense (income), net	(24)	155	(11)	27
Other expenses (income)	11	5	1	4
Income taxes	232	304	32	61
Depreciation and amortization	941	883	236	216
EBITDA	1,643	1,864	323	435

Free Cash Flow

The following table shows the calculation of free cash flow:

	Year Ended December 31		Three Months Ended December 31

	2005	2006	2005	2006
	(In NIS millions)
Cash flows from operating activities	1,272	1,477	272	410
Cash flows from investing activities	(619)	(633)	(174)	(122)
Free Cash Flow	653	844	98	288

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CELLCOM ISRAEL LTD.

Date:	March 12, 2007	By:	/s/ Liat Menahemi Stadler

			Name:	Liat Menahemi Stadler
			Title:	General Counsel